SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

November 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	SAG Holdings Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed October 7, 2022
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated October 14, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement of Form F-1.

Amendment No. 1 to Registration Statement submitted November 8, 2022

Capitalization and Indebtedness, page 30

1.	Please revise to present the statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of this filing. Refer to Item 3.B of Form 20-F.

We have updated the statement of capitalization and indebtedness as requested.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

Index to Audited Consolidated Financial Statements, page F-1

2.	Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

We have provided updated interim financial statements as requested.

Sincerely,

SAG Holdings Limited

/s/ Ivy Lee
By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood